Exhibit 99.1

Enerplus Announces Conference Call for Third Quarter 2016 Results

CALGARY, Oct. 7, 2016 /CNW/ - Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) will be releasing operating and financial results for the quarter ended September 30th, 2016 prior to market open on Monday, November 14th, 2016. A conference call will be hosted by Mr. Ian C. Dundas at 9:00 AM MT (11:00 AM EST) to discuss these results. Details of the conference call are as follows:

Q3 2016 Results Live Conference Call

Date:          Monday, November 14th, 2016
Time:          9:00 AM MT (11:00 AM EST)
Dial-In:        647-427-7450
                  1-888-231-8191 (toll free)
Audiocast:   http://event.on24.com/r.htm?e=1285370&s=1&k=2FDBC91307007D1EF8C151424AE3C958

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:        416-849-0833
                  1-855-859-2056 (toll free)
Passcode:  96185756

Electronic copies of our 2015 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
resident & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: ENERPLUS CORPORATION, The Dome Tower, Suite 3000, 333 - 7th Avenue SW, Calgary, Alberta T2P 2Z1, T. 403-298-2200 F. 403-298-2211, www.enerplus.com

CO: Enerplus Corporation

CNW 17:00e 07-OCT-16